UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13G

_______________

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   ) *

SOCIAL REALITY, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

83362P300

(CUSIP Number)

January 6, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☑

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Exhibit Index:  Page 10

Cusip No.
83362P300	SCHEDULE 13G	Page 2 of 11

(1)	NAME OF REPORTING PERSONS

Stone Street Partners, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

_____________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER - 0

(6) SHARED VOTING POWER – 216,750 shares of Class A common stock

(7) SOLE DISPOSITIVE POWER – 0

(8) SHARED DISPOSITIVE POWER – 216,750 shares of Class A common stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

216,750 shares of Class A common stock

(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

(12)	TYPE OF REPORTING PERSON

OO

Cusip No.
83362P300	SCHEDULE 13G	Page 3 of 11

(1)	NAME OF REPORTING PERSONS

Carolina Preferred Technology Investments, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

_____________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER - 0

(6) SHARED VOTING POWER – 282,000 shares of Class A common stock

(7) SOLE DISPOSITIVE POWER – 0

(8) SHARED DISPOSITIVE POWER – 282,000 shares of Class A common stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

282,000 shares of Class A common stock

(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (A)

☑

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%

(12)	TYPE OF REPORTING PERSON

OO

(A)

The number of shares of Class A common stock beneficially owned excludes 146,600 shares underlying common stock purchase warrants. Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P300	SCHEDULE 13G	Page 4 of 11

(1)	NAME OF REPORTING PERSONS

Siskey Capital Opportunity Fund, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

_____________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER - 0

(6) SHARED VOTING POWER – 30,000 shares of Class A common stock

(7) SOLE DISPOSITIVE POWER – 0

(8) SHARED DISPOSITIVE POWER – 30,000 shares of Class A common stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000 shares of Class A common stock

(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4%

(12)	TYPE OF REPORTING PERSON

OO

Cusip No.
83362P300	SCHEDULE 13G	Page 5 of 11

(1)	NAME OF REPORTING PERSONS

Stone Street Partners Opportunity Fund II, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

_____________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER - 0

(6) SHARED VOTING POWER – 256,750 shares of Class A common stock

(7) SOLE DISPOSITIVE POWER – 0

(8) SHARED DISPOSITIVE POWER – 256,750 shares of Class A common stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

256,750 shares of Class A common stock (B)

(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (B)

☑

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

(12)	TYPE OF REPORTING PERSON

OO

(B)

The number of shares of Class A common stock beneficially owned excludes 100,000 shares underlying common stock purchase warrants. Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P300	SCHEDULE 13G	Page 6 of 11

(1)	NAME OF REPORTING PERSONS

Martin A. Sumichrast

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

_____________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER – 3,000

(6) SHARED VOTING POWER – 785,500 shares of Class A common stock

(7) SOLE DISPOSITIVE POWER – 3,000

(8) SHARED DISPOSITIVE POWER – 785,500 shares of Class A common stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

788,500 shares of Class A common stock (C)

(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (C)

☑

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

(12)	TYPE OF REPORTING PERSON

IN

(C)

The number of shares of Class A common stock beneficially owned includes: (i) 216,750 outstanding shares held by Stone Street Partners, LLC; (ii) 282,000 outstanding shares held by Carolina Preferred Technology Investments, LLC; (iii) 30,000 outstanding shares held by Siskey Capital Opportunity Fund, LLC; (iv) 256,750 outstanding shares held by Stone Street Partners Opportunity Fund II, LLC; and (v) 3,000 shares issuable upon the exercise of an option held by Mr. Sumichrast.  The number of shares of Class A common stock beneficially owned excludes 246,000 shares underlying a common stock purchase warrants.  Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of Social Reality, Inc.’s then outstanding shares of Class A common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to Social Reality, Inc.

Cusip No.
83362P300	SCHEDULE 13G	Page 7 of 11

ITEM 1(a)	NAME OF ISSUER:

Social Reality, Inc.

ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

456 Seaton Street
Los Angeles, CA 90013

ITEM 2(a)	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of Stone Street Partners, LLC, a North Carolina limited liability company (“Stone Street”), Siskey Capital Opportunity Fund, LLC, a Delaware limited liability company (“Opportunity Fund”), Stone Street Partners Opportunity Fund II, LLC, a North Carolina limited liability company (“Opportunity Fund II”), Carolina Preferred Technology Investments, LLC, a North Carolina limited liability company (“Carolina Preferred”) and Martin A. Sumichrast, an individual ("Sumichrast") (collectively, the “Reporting Persons”).

Mr. Sumichrast has the right to direct the vote and disposition of securities owned by Stone Street.  SCAP Management Group, LLC (“SCAP Management”) is the managing member of each of Carolina Preferred, Opportunity Fund and Opportunity Fund II.  Mr. Sumichrast in his position with SCAP Management has the right to direct the vote and disposition of securities owned by each of Carolina Preferred, Opportunity Fund and Opportunity Fund II.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

ITEM 2(b)	ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

4521 Sharon Road, Suite 450, Charlotte, NC 28211.

ITEM 2(c)	CITIZENSHIP:

See Item 2(a).

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Class A common stock, par value $0.001 per share

ITEM 2(e)	CUSIP NUMBER:

83362P300

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

Cusip No.
83362P300	SCHEDULE 13G	Page 8 of 11

ITEM 4	OWNERSHIP:

The information as of the date of the event which requires the filing of this statement required by Items 4(a) through (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 7,966,840 shares of Class A common stock issued and outstanding as of February 23, 2017, as represented by Social Reality, Inc.

Mr. Sumichrast and certain of the Reporting Persons have previously reported the information required by Items 4(a) through (c) in Rows 5 through 11 of the cover page for such Reporting Person under a Schedule 13D, most recently pursuant to a Schedule 13D/A (Amendment No. 2) filed with the Securities and Exchange Commission on February 24, 2016.  Mr. Sumichrast was a member of the Board of Directors of Social Reality, Inc. from January 2015 until January 2017.  This Schedule 13G is being filed subsequent to his resignation from Social Reality, Inc.'s Board of Directors as he is now permitted to utilize a Schedule 13G pursuant to Rule 13d-1(c).

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

Cusip No.
83362P300	SCHEDULE 13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2017	STONE STREET PARTNERS, LLC

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

CAROLINA PREFERRED TECHNOLOGY INVESTMENTS, LLC

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND, LLC

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

STONE STREET PARTNERS OPPORTUNITY FUND II, LLC

	By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

/s/ Martin A. Sumichrast
Martin A. Sumichrast

Cusip No.
83362P300	SCHEDULE 13G	Page 10 of 11

EXHIBIT INDEX

Page

A.	Joint Filing Agreement dated as of February 27, 2017 by and among Stone Street Partners, LLC, Siskey Capital Opportunity Fund, LLC, Stone Street Partners Capital Opportunity Fund II, LLC, Carolina Preferred Technology Investments, LLC and Martin A. Sumichrast	11

Cusip No.
83362P300	SCHEDULE 13G	Page 11 of 11

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned have agreed to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Class A common stock of Social Reality, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 27, 2017.

STONE STREET PARTNERS, LLC

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

CAROLINA PREFERRED TECHNOLOGY INVESTMENTS, LLC

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

SISKEY CAPITAL OPPORTUNITY FUND, LLC

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

STONE STREET PARTNERS OPPORTUNITY FUND II, LLC

By:	/s/ Martin A. Sumichrast
Martin A. Sumichrast

/s/ Martin A. Sumichrast
Martin A. Sumichrast